UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 4, 2007

President

Comisión Nacional de Valores

(National Securities Commission)

Dr. Eduardo Hecker

S / D

Re:	Empresa Distribuidora y Comercializador
Norte Sociedad Anónima (EDENOR S.A.)
(Distribution and Marketing Company of
the North S.A.) (the “Company”).

Dear Sirs,

I am pleased to inform you, in accordance with Article 2 of Chapter XXI of the CNV Regulations, that certain material decisions were made at the most recent Board of Director’s meeting of the Company, held as of this date. The Directors approved the issuance of the Class No. 7 Fixed Rate Notes due 2017 for a nominal value of US$220,000,000 (the “Notes”) as part of the Medium Term Note Program of up to US$600,000,000 (the “Program”). In the above-mentioned meeting, the Board also approved the issuance, price, interest rate, credit ratings, use of proceeds and all the documentation related to the Notes.

In addition, the Board of Directors of the Company decided, in accordance with article 19 of its bylaws, to unanimously approve the creation of an Executive Committee composed of the following directors: Marcos Marcelo Mindlin, Damián Mindlin, Gustavo Mariani, Rogelio Pagano and Alejandro Macfarlane, with a mandate until the next Ordinary Assembly or the end of their terms as directors, whichever occurs first.

Finally, the Company announces that as of today, Resolution 1037/2007 of the Ministry of Energy has been published in the Official Bulletin stating that the funds referred to in Article 12 of Annex 1 of Resolution No. 745/05 of the Ministry of Energy (PUREE) will be allocated to the stabilization fund for the Wholesale Electricity Market, after deducting the following: A) any amount that Edenor pays in respect of the QUARTERLY ACTUALIZATION COEFFICIENT (CAT) and B) the amounts corresponding to the COST MONITORING MECHANISM (CMM), which when applied to the period from May 2006 to April 2007 resulted in a NINE AND SIXTY-THREE HUNDREDTHS PERCENT (9.63%) increase in Edenor’s distribution margins, until the regulator approves a new tariff schedule reflecting this CMM increase.

Cordially,

Jaime Javier Barba
Attorney-In-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: October 5, 2007